Jones Soda Co.

66 South Hanford Street, Suite 150

Seattle, WA 98134

(206) 624-3357

July 19, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Attn:	John Reynolds, Jonathan Burr and Brigitte Lippmann
Office of Beverages, Apparel, and Mining

Re:	Jones Soda Co.
Registration Statement on Form S-1
File No. 333-225049

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jones Soda Co. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 4:30 p.m., Eastern time, on July 23, 2018 or as soon thereafter as practicable.

Please contact Michael Moyer of Baker & Hostetler LLP at (206) 332-1104 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours, Jones Soda Co.

By:	/s/ Jennifer L. Cue
Jennifer L. Cue Chief Executive Officer